Meridian Fund Page 1 of 1 MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MEIFX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Jamie England and Jim O’Connor serve as Co-Portfolio Managers of the Meridian Equity Income Fund. Jamie England became a member of the Aster Investment Management team in 2001 and Jim O’Connor started with the Adviser in 2004. 2011 Income and Capital Gain Distributions Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” - Louis Rukeyser’s Mutual Funds July 2010 MERIDIAN EQUITY INCOME FUND VERSUS S&P 500 ANNUALIZED PERFORMANCE (Period ending June 30, 2012) 1 year 5 year 3.09% 5.45% 0.45% 0.22% Meridian Equity Income S&P 500 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved. http://www.meridianfund.com/meifx.cfm 7/6/2012

Meridian Fund Page 1 of 5 MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERDX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Jamie England, William Tao and Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund. Jamie England became a member of the Aster Investment Management team in 2001. William Tao has steadily worked on the Meridian Growth Fund since he started with the Adviser in 2007. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012. Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds” - Bloomberg Markets May 2012 Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns” - Mutual Funds 2012 MERIDIAN GROWTH FUND VERSUS S&P 500 ANNUALIZED PERFORMANCE (Period ending June 30, 2012) 1 year 5 years 10years 2.45% 5.455 5.69% 0.22% 9.05% 5.33% Meridian Growth S&P 500 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 http://www.meridianfund.com/merdx.cfm 7/6/2012

Meridian Fund Page 2 of 5 Press Release, February 17, 2012. Death of Richard Aster The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011. Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011 Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011 Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011 Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. - Bloomberg Markets October 2011 Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”. - Kiplinger’s Personal Finance September 2011 Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”. - Kiplinger’s Personal Finance August 2011 http://www.meridianfund.com/merdx.cfm 7/6/2012

Meridian Fund Page 3 of 5 Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. - money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. - Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. - LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. - MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. - Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual http://www.meridianfund.com/merdx.cfm 7/6/2012

Meridian Fund Page 4 of 5 Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” - Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010 http://www.meridianfund.com/merdx.cfm 7/6/2012

Meridian Fund Page 5 of 5 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” - Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved. http://www.meridianfund.com/merdx.cfm 7/6/2012

Meridian Fund Page 1 of 1 MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MVALX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Jamie England and Jim O’Connor serve as Co-Portfolio Managers of the Meridian Value Fund. 2011 Income and Capital Gain Distributions Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” - Forbes Magazine February 2009 Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. The 2008 Wall Street Transcript interview with James England MERIDIAN EQUITY INCOME FUND VERSUS S&P 500 ANNUALIZED PERFORMANCE (Period ending June 30, 2012) 1 year 5 year 10 year 3.89% 5.45% 0.54% 0.22% 6.98% 5.33% meridian Valve S&P 500 Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved. http://www.meridianfund.com/mvalx.cfm 7/6/2012